The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

March 31, 2023

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Timothy Worthington, Esq.

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 536 to the Trust’s Registration Statement on Form N-1A, filed on January 18, 2023

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on March 6, 2023 (the “Comments”), relating to Post-Effective Amendment No. 536 (“PEA No. 536”) to the Trust’s Registration Statement on Form N-1A filed on January 18, 2023, regarding the Beacon Tactical Risk ETF (the “Tactical Risk Fund”) and the Beacon Selective Risk ETF (the “Selective Risk Fund” and together with the Tactical Risk Fund, the “Funds”), each a series of the Trust. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

The Staff provides the following standard comments:

a.       Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Alston & Bird LLP	www.alston.com

_______________________________________________________________________________________________________________________________

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March 31, 2023 Page 2
c.	The Staff asks the Registrant to please file the responses to comments on Edgar at least 5 days in advance of the effectiveness.

Response #1

The Registrant acknowledges the Staff’s comments above and will respond as requested.

Prospectus

BEACON TACTICAL RISK ETF

Summary Section – Fees and Expenses of the Fund

Comment #2

Please provide the fee table supplementally for the staff’s review as we may have additional comments.

Response #2

Please see the fee table below:

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Tactical Risk Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Other Expenses(1)	1.61%
Acquired Fund Fees and Expenses(2)	0.10%
Total Annual Fund Operating Expenses	2.36%
Fee Waiver and Expense Reimbursements(3)	(1.26%)
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursements	1.10%
(1)	Estimated for the current fiscal year.
(2)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Tactical Risk Fund and is not a direct expense incurred by the Tactical Risk Fund or deducted from the Tactical Risk Fund assets.
(3)	Pursuant to an operating expense limitation agreement between Beacon Capital Management, Inc. (the “Adviser”) and the Trust, on behalf of the Tactical Risk Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Tactical Risk Fund to ensure that Total Annual Fund Operating Expenses for the Tactical Risk Fund (excluding any brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short) and extraordinary expenses do not exceed 1.00% of the Tactical Risk Fund’s average net assets through June 30, 2024. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees of the Trust. The Adviser is permitted to receive reimbursement from the Tactical Risk Fund for fees it waived and Fund expenses it paid, subject to the limitation that (1) the reimbursement for fees and expenses will be made only if payable within three

March 31, 2023 Page 3

years from the date the fees and expenses were initially waived or reimbursed and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

Example. This Example is intended to help you compare the cost of investing in the Tactical Risk Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Tactical Risk Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Tactical Risk Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through June 30, 2024. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$112	$487

Comment #3

Please confirm supplementally that the fee table excludes any fees charged for the purchase and redemption of creation units.

Response #3

The Registrant confirms that the fee table excludes any fees charged for the purchase and redemption of creation units.

Comment #4

The Staff notes that footnote 2 contains a reference to the “General Conservative Investment Fund.” Please correct the reference or explain the relationship.

Response #4

The Registrant has corrected the footnote 2 to reference the Tactical Risk Fund.

Comment #5

The Staff notes that in the discussion in footnote 3 of the expenses excluded from reimbursement under the expense limitation agreement, it references front-end or contingent deferred sales loads. As there are not any such fees, why are they included here?

Response #5

The Registrant has struck the reference front-end or contingent deferred sales loads.

Comment #6

Please confirm supplementally that the expense limitation agreement will remain in effect for at least one year from date of prospectus.

Response #6

March 31, 2023 Page 4

The Registrant confirms that the expense limitation agreement will remain in effect for at least one year from date of prospectus.

Summary Section – Principal Investment Strategies

Comment #7

In the first paragraph, please clarify that the Tactical Risk Fund is an actively managed ETF and that it can engage in active trading.

Response #7

The Registrant has revised the disclosure as requested to clarify that the Tactical Risk Fund is an actively managed ETF and that it can engage in active trading. Please see the revised disclosure below:

Principal Investment Strategies. The Tactical Risk Fund is an actively managed exchange-traded fund (“ETF”) that may engage in active trading.  The Tactical Risk Fund will use a “fund of funds” approach, and seeks to achieve its investment objective by investing in the shares of market sector exchange-traded funds (each an “Underlying Sector ETF” and, collectively, the “Underlying Sector ETFs”). Each Underlying Sector ETF is an “index fund” that invests in the equity securities of companies in a particular U.S market sector or group of industries. The objective of each Underlying Sector ETF is to track its respective underlying sector index by replicating the securities in the underlying sector index.

Under normal market conditions, the Tactical Risk Fund will invest substantially all of its assets in Underlying Sector ETFs with an equal weighting across 11 different U.S. market sectors – Communication Services, Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate and Utilities. The Tactical Risk Fund intends to invest in one ETF for each market sector. The 11 sector ETFs are equally weighted as the first line of defense to maximize diversification so that no single sector can swing performance dramatically in one direction or the other.

When selecting Underlying Sector ETFs, the Adviser searches for sector ETFs that have low expenses, minimal tracking error to the underlying indexes, and sufficient liquidity. The Underlying Sector ETFs are unaffiliated with the Adviser, and invest solely in U.S.-based issuers. The market capitalization of the underlying portfolio securities of the Underlying Sector ETFs vary and have no limit. Each Underlying Sector ETF varies in composition and may either be diversified or non-diversified. The number of portfolio companies in each of the Underlying Sector ETFs generally ranges from a lower-end of approximately 100 portfolio companies to a higher-end of approximately 400 portfolio companies.

The Tactical Risk Fund also employs a strategy that attempts to minimize losses in volatile markets by monitoring the Underlying Sector ETFs as a group~~. When performance of that group falls by 10% from its high-water mark as measured~~  using the Adviser’s internal equally weighted benchmark portfolio of the Underlying

March 31, 2023 Page 5

Sector ETFs (the “Benchmark Portfolio”). When performance of that group falls by 10% from its high-water mark as measured using the Benchmark Portfolio, a stop loss is triggered, and all of the Underlying Sector ETFs are sold and the proceeds invested in fixed income ETFs – either ~~in a single short-term bond ETF or~~ equally across a short-term bond ETF, an intermediate-term bond ETF and a long-term bond ETF, or in a single short-term bond ETF (each an “Underlying Fixed Income ETF” and, collectively, the “Underlying Fixed Income ETFs”) as discussed in more detail below. When performance of the Benchmark Portfolio rises within a range of 15% to 25% from its low watermark, the Tactical Risk Fund will liquidate all of the Underlying Fixed Income ETFs and re-invest in the Underlying Sector ETFs with an equal weighting across the 11 market sectors. The Benchmark Portfolio and the Tactical Risk Fund’s portfolio are substantially similar but differ in that (i) the  Fund’s portfolio holds cash for both fees and dividends paid, while the Benchmark portfolio only holds cash for dividends paid; and (ii) the Fund’s Portfolio and Benchmark Portfolio are both rebalanced when they are materially out of alignment with the target allocation, but the Benchmark Portfolio is also rebalanced semi-annually.

When selecting Underlying Fixed Income ETFs, the Adviser searches for fixed income ETFs that have low expenses, minimal tracking error to the underlying indexes, and sufficient liquidity. The Underlying Fixed Income ETFs are unaffiliated with the Adviser, and invest in medium and larger issues of U.S. government, investment-grade corporate, and investment-grade international dollar-denominated bonds. The Underlying Fixed Income ETFs generally seek to maintain a dollar-weighted average maturity and average duration consistent with the respective short-term bond, intermediate-term bond and long-term bond indices they track. Maturities of bonds held by the Underlying Fixed Income ETFs generally are 1 year or greater with average maturities generally ranging from approximately 3 years on the low-end to 23 years on the higher end.

When the Tactical Risk Fund is invested in Underlying Fixed Income ETFs, the Adviser monitors daily~~, an internal equally weighted~~ a benchmark ~~portfolio of fixed income index benchmarks that represent~~ index that represents short-term bonds~~, intermediate-term bonds and long-term bonds (the “~~ (the “2.0 Fixed Income Benchmark Portfolio”)~~. When the~~ to determine whether to be invested equally across three Underlying Fixed Income ETFs representing short-term bonds, intermediate-term bonds and long-term bonds, respectively, or to be invested in a single ETF representing short-term bonds. When the Tactical Risk Fund initially sells out of the Underlying Sector ETFs, it will invest equally across a short-term bond ETF, an intermediate-term bond ETF and a long-term bond ETF. However, when the 2.0 Fixed Income Benchmark Portfolio reaches its highest value and then drops 4% from the high watermark, the Adviser will sell out of the ~~underlying~~ intermediate-term bond ETF and long-term bond ETF.  The proceeds from the liquidation will then be invested in a single short-term bond ETF.  This 100% short-term fixed income allocation is maintained until a buy trigger is initiated~~.  The~~ to move back to an equal weighting across a short-term bond ETF, an intermediate-term bond ETF and a long-term bond ETF .  This buy trigger is ~~also~~ based on the performance of the 2.0 Fixed Income Benchmark Portfolio, however, unlike the sell trigger, the buy trigger has a

March 31, 2023 Page 6

range of initiation.  The buy trigger can range from a gain of 6% to 16% from the 2.0 Fixed Income Benchmark Portfolio’s low-water mark. Once a buy trigger is initiated, the Underlying Fixed Income ETFs will be re-allocated in the short-term bond ETF, an intermediate-term bond ETF and a long-term bond ETF with equal weighting.

The Trading Sub-Adviser is responsible for executing portfolio transactions and implementing the Adviser's decisions for the Fund.

Comment #8

In the second paragraph, please clarify if the Tactical Risk Fund intends to invest in only one ETF in each of the 11 underlying market sectors.

Response #8

The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Comment #9

In the second paragraph, please give a range of the number of portfolio companies in the underlying sector ETFs, which can be for each such ETF or the smallest and largest, to give a sense of how broad exposure is.

Response #9

The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Comment #10

In the third paragraph, please clarify any differences between the Benchmark Portfolio and the actual portfolio of the Tactical Risk Fund.

Response #10

The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Comment #11

In the third paragraph, please disclose how the Adviser will determine which Underlying Sector ETFs in which to invest.

Response #11

The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Comment #12

March 31, 2023 Page 7

In the third paragraph, please clarify whether the Underlying Sector ETFs are affiliated or unaffiliated with the Adviser. If affiliated, will the Adviser waive any duplicative fees?

Response #12

Beacon Capital Management, Inc. (the “Adviser”) has confirmed to the Registrant that the Underlying Sector ETFs are not affiliated with the Adviser The Registrant has clarified the accordingly. Please see revisions in the response to Comment #7 above.

Comment #13

Other than market sector, will the Underlying Sector ETFs be focused in any way (e.g., geographic)?

Response #13

The Registrant confirms that the Underlying Sector ETFs invest solely in U.S.-based issuers. The Registrant has revised the disclosure accordingly. Please see revisions in the response to Comment #7 above.

Comment #14

Will these Underlying Sector ETFs invest in foreign securities?

Response #14

The Registrant confirms that the Underlying Sector ETFs invest solely in U.S.-based issuers while the some of the Underlying Fixed Income ETFs may invest in international US dollar denominated bonds. The Registrant has revised the disclosure accordingly. Please see revisions in the response to Comment #7 above.

Comment #15

In the third paragraph, please clarify the market cap in the underlying portfolio securities of the Underlying Sector ETFs (e.g., small, mid, large, no limit).

Response #15

The Registrant has clarified the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Comment #16

Please clarify whether each Underlying Sector ETF is diversified.

Response #16

The Registrant has clarified the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Comment #17

March 31, 2023 Page 8

In the fourth paragraph, please clarify when the Tactical Risk Fund will invest in a single short-term bond ETF as opposed to each of short, medium and long-term ETFs?

Response #17

The Registrant has clarified the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Comment #18

In the fourth paragraph, please identify the types of the securities held by these fixed income ETFs and the types of issuers (e.g., corporate, government).

Response #18

The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Comment #19

In the fourth paragraph, please clarify any differences between the Fixed Income Benchmark Portfolio and the Underlying Fixed Income ETFs.

Response #19

The Registrant has clarified the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Comment #20

Reference is made to the buy trigger described in the fourth paragraph. Please explain if the buy trigger would be initiated at different thresholds within the range depending on whether the 6% + gains is triggered while the Tactical Risk Fund is invested in (a) the Fixed Income Benchmark Portfolio or (b) the short term bond ETF.

Response #20

The Registrant has clarified the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Summary Section – Principal Risks

Comment #21

In the section “Principal Risks of Investing in the Fund,” the Staff notes that the risks are listed in alphabetical order. Please do not list the risks in alphabetical order and instead list in order of priority. The Staff notes that only some risks need to be listed in order of priority, and the rest can be included alphabetically. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response #21

March 31, 2023 Page 9

The Registrant has given the Staff’s position, as well as ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Tactical Risk Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Tactical Risk Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment #22

Please consider moving “Authorized Participant Risk” under “ETF Structure Risk.”

Response #22

The Registrant has moved “Authorized Participant Risk” under “ETF Structure Risk.”

Summary Section – Performance

Comment #23

Please supplementally identify the broad-based market index against which the Tactical Risk Fund will measure its performance.

Response #23

The Registrant confirms that the broad-based market index against which the Tactical Risk Fund will measure its performance is the S&P 500 Index. The Adviser also intends to use the Dow Jones Moderately Aggressive Portfolio Index as a secondary benchmark.

Summary Section – Portfolio Managers

Comment #24

Please add the month for how long the portfolio manager has been with the Tactical Risk Fund.

Response #24

The Registrant has added the month as requested.

BEACON SELECTIVE RISK ETF

Summary Section – Fees and Expenses of the Fund

Comment #25

Please provide the fee table supplementally for the staff’s review as we may have additional comments.

Response #25

March 31, 2023 Page 10

Please see the fee table below:

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Selective Risk Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below, when buying or selling shares of the Selective Risk Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Other Expenses(1)	1.61%
Acquired Fund Fees and Expenses(2)	0.10%
Total Annual Fund Operating Expenses	2.36%
Fee Waiver and Expense Reimbursements(3)	(1.26%)
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursements	1.10%
(1)	Estimated for the current fiscal year.
(2)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Selective Risk Fund and is not a direct expense incurred by the Selective Risk Fund or deducted from the Selective Risk Fund assets.
(3)	Pursuant to an operating expense limitation agreement between the Adviser and the Trust, on behalf of the Selective Risk Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Selective Risk Fund to ensure that Total Annual Fund Operating Expenses for the Selective Risk Fund (excluding any brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short) and extraordinary expenses do not exceed 1.00% of the Selective Risk Fund’s average net assets through June 30, 2024. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees of the Trust. The Adviser is permitted to receive reimbursement from the Selective Risk Fund for fees it waived and Fund expenses it paid, subject to the limitation that (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

Example. This Example is intended to help you compare the cost of investing in the Selective Risk Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Selective Risk Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Selective Risk Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through June 30, 2024. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$112	$487

Comment #26

March 31, 2023 Page 11

Please confirm supplementally that the fee table excludes any fees charged for the purchase and redemption of creation units.

Response #26

The Registrant confirms that the fee table excludes any fees charged for the purchase and redemption of creation units.

Comment #27

The Staff notes that in the discussion in footnote 3 of the expenses excluded from reimbursement under the expense limitation agreement, it references front-end or contingent deferred sales loads. As there are not any such fees, why are they included here?

Response #27

The Registrant has struck the reference front-end or contingent deferred sales loads.

Comment #28

Please confirm supplementally that the expense limitation agreement will remain in effect for at least one year from date of prospectus.

Response #28

The Registrant confirms that the expense limitation agreement will remain in effect for at least one year from date of prospectus.

Summary Section – Principal Investment Strategies

Comment #29

In the first paragraph, please clarify that the Selective Risk Fund is an actively managed ETF and that it can engage in active trading.

Response #29

The Registrant has revised the disclosure as requested to clarify that the Selective Risk Fund is an actively managed ETF and that it can engage in active trading. Please see the revised disclosure below:

Principal Investment Strategies. The Selective Risk Fund is an actively managed exchange-traded fund (“ETF”) that may engage in active trading.  The Selective Risk Fund will use a “fund of funds” approach, and seeks to achieve its investment objective by investing in the shares of Vanguard Sector exchange-traded funds (each, an “Underlying Sector ETF” and collectively, the “Underlying Sector ETFs”). Each Underlying Sector ETF is an “index fund” that invests in the equity securities of companies in a particular U.S. market sector or group of industries. The objective of each Underlying Sector ETF is to track its respective underlying sector index by replicating the securities in the underlying sector index.

March 31, 2023 Page 12

Under normal market conditions, the Selective Risk Fund will invest its assets in Underlying Sector ETFs with an equal weighting across 11 different U.S. market sectors – Communication Services, Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate and Utilities. The Selective Risk Fund intends to invest in one ETF for each market sector. The 11 sector ETFs are equally weighted as the first line of defense to maximize diversification so that no single sector can swing performance dramatically in one direction or the other.

When selecting Underlying Sector ETFs, the Adviser searches for sector ETFs that have low expenses, minimal tracking error to the underlying indexes, and sufficient liquidity. The Underlying Sector ETFs are unaffiliated with the Adviser, and invest solely in U.S.-based issuers. The market capitalization of the underlying portfolio securities of the Underlying Sector ETFs vary and have no limit. Each Underlying Sector ETF varies in composition and may either be diversified or non-diversified. The number of portfolio companies in each of the Underlying Sector ETFs generally ranges from a lower-end of approximately 100 portfolio companies to a higher-end of approximately 400 portfolio companies.

The Selective Risk Fund also employs a proprietary targeted loss reduction strategy at the sector level. ~~The Adviser utilizes a proprietary blend of moving averages, which are then used to create a “bear” trend line and “bull” trend line for each sector.~~  Each of the 11 sectors move and are monitored independently~~. If a particular equity sector moves below~~  with each sector tracked by its own internally designed benchmark (each a “Sector Benchmark” and collectively, the “Sector Benchmarks”). Each Sector Benchmark is created by blending five proprietary moving averages that are designed to analyze each holding by evaluating its performance over the past 200 days through five different lenses; simple, time, exponential, volume and volatility/adjustable. The simple moving average gives each day equal weighting. The time weighted moving average gives different weightings based on time, so that the most recent pricing gets greater weight. The exponential weighted average reviews a 200 day window, but in between the starting and ending points, the weighting for an individual’s day’s pricing increases exponentially. The volume weighted average looks at trading volume for each day, giving low weight to prices for days with low trading volume, and high weight for prices with high trading volume. The final moving average is based on volatility, using the standard deviation for the prior 200 days and the standard deviation for the past 30 days and comparing the two.

The blend of the five moving averages is used to determine the normal trading range for any given holding and provides the Adviser with each sector’s “bull” and “bear” trend lines in addition to its unique modified asset price. When a sector’s modified asset price crosses its “bear” trend line, the ~~Selective Risk Fund will sell that Underlying Sector ETF position and move to fixed income by investing the proceeds either in a short-term bond ETF or~~sector is deemed to be showing weakness and the position is subsequently sold. The sell proceeds are then invested either equally across an inflation-protected ~~bond~~securities ETF, an

March 31, 2023 Page 13

intermediate-term bond ETF, a long-term bond ETF and an extended duration ~~bond~~treasuries ETFs, or in a short-term bond ETF (each an “Underlying Fixed Income ETF” and, collectively, the “Underlying Fixed Income ETFs”)~~. When that equity sector moves back above the~~ as described in more detail below. Conversely, when an already sold sector position has its modified asset price cross its “bull” trend line, the ~~Selective Risk Fund will liquidate~~sector is deemed to be showing strength. As a result, the Underlying Fixed Income ETFs ~~attributable to the proceeds from~~are liquidated and the Underlying Sector ETF position representing that particular ~~equity~~ sector ~~and buy back into the sector~~is subsequently repurchased.

~~With respect to the portion of~~When the Selective Risk Fund ~~invested in Underlying Fixed Income ETFs, the Adviser~~initially sells out of an Underlying Sector ETF, it will invest the proceeds equally across an inflation-protected securities ETF, an intermediate-term bond ETF, a long-term bond ETF and an extended duration treasuries ETF when the Fixed Income portfolio is in its default state. The Adviser then monitors daily, fixed income index benchmarks that represent ~~short-term bonds,~~ inflation-protected ~~bonds~~securities, intermediate-term bonds, long-term bonds and extended duration ~~bonds. When a bond index benchmark~~treasuries, respectively (each a “Fixed Income Benchmark” and, collectively, the “Fixed Income Benchmarks”). When a Fixed Income Benchmark representing inflation-protected securities, intermediate-term bonds, long-term bonds or extended duration treasuries falls below what the Adviser considers its low trading or “bear” trend line, ~~the holding represented by that fixed income index benchmark~~determined in the same manner as described above for Sector Benchmarks, the Underlying Fixed Income Fund ETF representing that particular Fixed Income Benchmark is liquidated the following day, and the proceeds are invested in a short-term bond ETF. Conversely, when ~~a bond index benchmark~~the Fixed Income Benchmark representing a previously liquidated Underlying Fixed Income ETF rises above what the Adviser considers its high trading or “bull” trend line, determined in the same manner as described above for Sector Benchmarks, the portion of the short-term bond ETF position represented by ~~that particular bond index benchmark~~the previously liquidated ETF is liquidated the following day, and the proceeds are invested back into ~~the~~that Underlying Fixed Income ETF ~~represented by the index benchmark~~.

When selecting Underlying Fixed Income ETFs, the Adviser searches for fixed income ETFs that have low expenses, minimal tracking error to the underlying indexes, and sufficient liquidity. The Underlying Fixed Income ETFs are unaffiliated with the Adviser, and invest in medium and larger issues of U.S. government, investment-grade corporate, and investment-grade international dollar-denominated bonds, U.S. Treasury securities, including inflation-protected public obligations issued by the U.S. Treasury. The Underlying Fixed Income ETFs generally seek to maintain a dollar-weighted average maturity and average duration consistent with the respective short-term bond, inflation protected securities, intermediate-term bond and extended duration treasury indices they track.

March 31, 2023 Page 14

The Trading Sub-Adviser is responsible for executing portfolio transactions and implementing the Adviser's decisions for the Fund.

Comment #30

In the second paragraph, please clarify if the Selective Risk Fund intends to invest in only one ETF in each of the 11 underlying market sectors.

Response #30

The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #29 above.

Comment #31

In the second paragraph, please give a range of the number of portfolio companies in the underlying sector ETFs, which can be for each such ETF or the smallest and largest, to give a sense of how broad exposure is.

Response #31

The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #29 above.

Comment #32

In the third paragraph, with respect to the proprietary blend of moving averages referenced in the second sentence, please disclose or clarify what averages are being blended and how.

Response #32

The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #29 above.

Comment #33

In the third paragraph, please disclose how the Adviser will determine which Underlying Sector ETFs in which to invest.

Response #33

The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #29 above.

Comment #34

In the third paragraph, please clarify whether the Underlying Sector ETFs are affiliated or unaffiliated with the Adviser. If affiliated, will the Adviser waive any duplicative fees?

March 31, 2023 Page 15

Response #34

The Registrant confirms that the Underlying Sector ETFs are not affiliated with the Adviser. The Registrant has clarified the accordingly. Please see revisions in the response to Comment #29 above.

Comment #35

Other than market sector, will the Underlying Sector ETFs be focused in any way (e.g., geographic)?

Response #35

The Registrant has confirms that the Underlying Sector ETFs focus solely on U.S.-basd issuers.. Accordingly, the Registrant has revised the disclosure accordingly.

Comment #36

Will these Underlying Sector ETFs invest in foreign securities?

Response #36

The Registrant confirms that the Underlying Sector ETFs invest solely in U.S.-based issuers while some of the Underlying Fixed Income ETFs may invest in international US dollar denominated bonds. The Registrant has revised the disclosure accordingly. Please see revisions in the response to Comment #29 above.

Comment #37

In the third paragraph, please clarify the market cap in the underlying portfolio securities of the Underlying Sector ETFs (e.g., small, mid, large, no limit).

Response #37

The Registrant has clarified the disclosure in response to the comment. Please see revisions in the response to Comment #29 above.

Comment #38

Please clarify whether each Underlying Sector ETF is diversified.

Response #38

The Registrant has clarified the disclosure in response to the comment. Please see revisions in the response to Comment #29 above.

Comment #39

In the third paragraph, please clarify when the Selective Risk Fund will invest in a single short-term bond ETF as opposed to each of short, medium and long-term ETFs?

Response #39

March 31, 2023 Page 16

The Registrant has clarified the disclosure in response to the comment. Please see revisions in the response to Comment #29 above.

Comment #40

In the third paragraph, please identify the types of the securities held by these fixed income ETFs and the types of issuers (e.g., corporate, government).

Response #40

The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #29 above.

Comment #41

In the fourth paragraph, please clarify any differences between the fixed income benchmarks and the Underlying Fixed Income ETFs.

Response #41

The Registrant has clarified the disclosure in response to the comment. Please see revisions in the response to Comment #29 above.

Comment #42

In the fourth paragraph, reference is made to the description of index benchmarks and triggers to move between fixed income positions. Please clarify this paragraph. This is better explained in the Tactical Risk Fund. Please conform the disclosure or otherwise clarify.

Response #42

The Registrant has clarified the disclosure in response to the comment. Please see revisions in the response to Comment #29 above.

Summary Section – Principal Risks

Comment #43

In the section “Principal Risks of Investing in the Fund,” the Staff notes that the risks are listed in alphabetical order. Please do not list the risks in alphabetical order and instead list in order of priority. The Staff notes that only some risks need to be listed in order of priority, and the rest can be included alphabetically. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response #43

The Registrant has given the Staff’s position, as well as ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Selective Risk Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a

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result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Selective Risk Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment #44

Please consider moving “Authorized Participant Risk” under “ETF Structure Risk.”

Response #44

The Registrant has moved “Authorized Participant Risk” under “ETF Structure Risk.”

Summary Section – Performance

Comment #45

Please supplementally identify the broad-based market index against which the Selective Risk Fund will measure its performance.

Response #45

The Registrant confirms that the broad-based market index against which the Selective Risk Fund will measure its performance is the S&P 500 Index. The Adviser also intends to use the Dow Jones Moderately Aggressive Portfolio Index as a secondary benchmark.

Summary Section – Portfolio Managers

Comment #46

Please add the month for how long the portfolio manager has been with the Selective Risk Fund.

Response #46

The Registrant has added the month as requested.

Statutory Section – Principal Investment Strategies

Comment #47

The Staff notes that the Item 9 disclosure for each of the Funds duplicates the summary. Please consider revising to avoid duplication.

Response #47

The Registrant has considered the Staff’s comments and has made a few revisions in response.

Comment #48

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With respect to both Funds, consider briefly describing the 11 different market sectors including who determines which issuers are sorted into each sector (e.g., the index provider for the Underlying Sector ETFs).

Response #48

The Registrant has revised the disclosure in response to the comment. Please see revisions below (the Selective Risk Fund has identical disclosure):

Under normal market conditions, the Tactical Risk Fund will invest substantially all of its assets in Underlying Sector ETFs with an equal weighting across 11 different U.S. market sectors ~~– Communication Services, Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate and Utilities.~~as described below:

•	Communication Services: Telecommunication and media companies, entertainment companies and those producing content and interactive games.
•	Consumer Discretionary: Companies that manufacture products and provide services that consumers purchase on a discretionary basis.
•	Consumer Staples: Companies that provide direct-to-consumer products that, based on consumer purchasing habits, are typically considered nondiscretionary, including food products, beverage products, and soap and toiletries.
•	Energy: Companies involved in the exploration and production of energy products, such as oil, natural gas, and coal.
•	Financials: Companies that provide financial services, such as banks and insurance companies.
•	Health Care: Companies involved in providing medical or health care products, services, technology, or equipment, including pharmaceutical companies, biotechnology and research companies, medical supply companies, and managed health care companies.
•	Industrials: Companies that convert unfinished goods into finished durables used to manufacture other goods or provide services. A product which lasts 1–3 years is considered "durable." Information
•	Information Technology: Companies that serve the electronics and computer industries or that manufacture products based on the latest applied science.
•	Materials: Companies that extract or process raw materials, such as chemicals, metals, mining, and paper.
•	Real Estate: Real estate services companies, real estate developers and equity REITs.
•	Utilities: Companies that distribute electricity, water, or gas, or that operate as independent power producers, including gas, electricity, water, and power companies.

The index provider for the Underlying Sector ETF determines which issuers to include in the index used by the Underlying Sector ETF. The Tactical Risk Fund intends to invest in one ETF for each market sector. The 11 sector ETFs are equally weighted as the first line of defense to maximize diversification so that no single sector can swing performance dramatically in one direction or the other.

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Comment #49

Please clarify how the Funds will purchase and sell shares of the underlying ETFs (e.g., in transactions on the secondary market or creates and redemptions).

Response #49

The Registrant has clarified the disclosure in response to the comment. Please see revisions below:

The Tactical Risk Fund expects that it will primarily purchase and sell shares of underlying ETFS in create and redeem transactions once the Fund has sufficient assets to do so, may also engage in secondary market transactions to rebalance positions. The Trading Sub-Adviser is responsible for executing portfolio transactions and implementing the Adviser's decisions for the Tactical Risk Fund.

Comment #50

In the first sentence of the first paragraph under “Beacon Selective Risk ETF,” please confirm the accuracy of the disclosure referencing investing in shares of Vanguard Sector exchange-traded funds. If correct, please add to the summary section and possibly to the investment objective of the Selective Risk Fund.

Response #50

The Registrant has revised the disclosure to eliminate the reference to Vanguard Sector ETFs.

Comment #51

In the fourth paragraph under “Beacon Selective Risk ETF,” reference is made to the discussion regarding Sector Benchmarks. Please describe this concept in the Summary Section as well.

Response #51

The Registrant has moved a description of this concept to the Summary Section. Please see revisions in the response to Comment #29 above.

Shareholder Information

Comment #52

In the first paragraph, please clarify that there are at two different prices for the ETFs as well – one at market and one at NAV.

Response #52

The Registrant has clarified the disclosure as requested. Please see revisions below:

Shares of a Fund are bought and sold at ~~a price~~ two different prices and in two

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different ways depending upon the type of investor as described below.

All investors including retail investors and authorized participants may buy and sell Shares in secondary market transactions through brokers at market prices and the Shares will trade at market prices.

Only authorized participants may buy and redeem Shares from a Fund directly and those transactions are ~~affected~~ effected at the Fund’s NAV. Purchases and redemptions from the Funds may only occur in creation units.

Comment #53

In the third paragraph, please change “affected: to “effected.”

Response #53

The Registrant has made the requested change.

Comment #54

In the third paragraph, please clarify that purchases and redemptions from the Funds may only occur in creation units.

Response #54

The Registrant has clarified the disclosure in response to the comment. Please see revisions in the response to Comment #52 above.

Comment #55

In the fifth paragraph, please revise the disclosure to state that the Funds’ securities will consist of shares of underlying ETFs (i.e., a fund of underlying ETFs) and that shares of underlying ETFs may trade at a premium or discount.

Response #55

The Registrant has revised the disclosure in response to the comment. Please see revisions below:

Generally, the Fund’s securities listed on an exchange are valued each day at the last quoted sales price on each security’s primary exchange. Underlying ETFs in which the Funds invest may trade at a premium or discount to their NAV. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on such exchanges. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be

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valued using the NASDAQ Official Closing Price. Securities that are not traded or dealt in any securities exchange (whether domestic or foreign) and for which over-the-counter market quotations are readily available generally shall be valued at the last sale price or, in the absence of a sale, at the mean between the current bid and ask price on such over-the- counter market. Debt securities not traded on an exchange may be valued at prices supplied by a pricing agent(s) based on broker or dealer supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity.

Comment #56

With respect to the eighth paragraph, we note that there is no foreign security disclosure. Is the Fund investing in foreign securities? If so, please reflect in the Fund’s principal investment strategies. Alternatively, state here that if the Funds were to invest in foreign securities, this is how they would be priced.

Response #56

The Registrant confirms that the Funds do not invest in foreign securities and that the only foreign securities in which the underlying ETFs invest are international US dollar denominated bond and has revised the disclosure in response to the comment to incorporate the suggested alternative. Please see revisions below:

If the Funds were to invest in foreign securities ~~In addition~~, market prices for foreign securities ~~are~~ would not be determined at the same time of day as the NAV for the Fund. Because the Fund may invest directly or indirectly through underlying ETFs in securities primarily listed on foreign exchanges, and these exchanges may trade on weekends or other days when the Fund or underlying ETFs do not price their shares, the value of some of the Fund’s portfolio securities may change on days when authorized participants (“APs”) may not be able to purchase or redeem Fund shares..

Comment #57

We note that the last paragraph states that prospectuses for open-end funds in which the Funds may invest explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing. Please clarify how shareholders may obtain this information (e.g., from the open-end fund’s website or the SEC’s website).

Response #57

The Registrant has revised the disclosure in response to the comment. Please see revisions below:

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies registered under the 1940 Act, the Fund’s net asset value is calculated based upon the net asset values of those open-

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end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing. Shareholders may obtain this information from the websites for these funds or the SEC’s website.

Creation and Redemption Transactions

Comment #58

Please clarify if creations and redemptions are in kind or in cash. If cash, please disclose in the tax section that this is less tax efficient.

Response #58

The Registrant confirms that creation and redemption transactions will generally be transacted in-kind, however, the Funds reserve the right to do so in cash as well. Please see the revisions below:

Authorized Participants may acquire Shares directly from the Funds, and Authorized Participants may tender their Shares for redemption directly to the Funds, at NAV per Share only in large blocks, or Creation Units, of 25,000 Shares for each Fund. Creation and redemption transactions will generally be transacted in-kind, however, the Funds reserve the right to do so in cash as well.

The Registrant has also added disclosure in the Tax Section that cash redemption transactions may be less tax efficient.

Each Fund may include a payment of cash in addition to, or in place of, the delivery of a basket of securities upon the redemption of Creation Units. A Fund may sell portfolio securities to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to recognize investment income and/or capital gains or losses that it might not have recognized if it had completely satisfied the redemption in-kind. As a result, a Fund may be less tax efficient if it includes such a cash payment in the proceeds paid upon the redemption of Creation Units.

Comment #59

We note that you have informed us that you will use a subadviser to help with the creation process. We note that we will need to see disclosure regarding the subadviser and may have comments.

Response #59

The Registrant notes the comment and will provide revised disclosure in a 485A filing as requested.

Dividends, Distributions and Taxes

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Comment #60

In the second paragraph, we note the following sentence: “While the level of distributions (including any return of capital) is not fixed, the Funds seek to target, under normal market conditions, an annualized distribution rate greater than the annualized S&P 500 Dividend Yield.” Please explain why. If the Funds intend to return capital, this needs to be disclosed in the prospectus summary.

Response #60

The Registrant notes that the sentence was inadvertently included and has been stricken.

Appendix - Related Performance Information of Similar Accounts

Comment #61

Please confirm that the composites include all substantially similar accounts managed by the adviser. If the composites do exclude accounts, please explain why it is still appropriate to include the performance information.

Response #61

The Adviser notes that all fee-paying accounts with a minimum of $25,000 under management, with investment strategies that are substantially similar to the Funds are included in the respective Composites. The Adviser has confirmed to the Registrant that the Composite performance was prepared in compliance with Global Investment Performance Standards (“GIPS®”). The Composites are designed to reasonably track the aggregate performance of all accounts that meet the criteria of GIPS. To be included, accounts (i) must exceed a $25,000 minimum value threshold, (ii) must be fee paying accounts, (iii) must maintain less than 10% of AUM in money market funds, and (iv) must be invested in the applicable strategy for the entire month in question. The Adviser confirms that the exclusion of the referenced accounts as described above would not materially affect the reported composite performance or cause it to be misleading. Comment #62

Please confirm that that benchmark noted here, the Morningstar Allocation – Tactical, will be the benchmark index for the Funds. If the benchmark is something different, use of this benchmark may not be appropriate.

Response #62

The Registrant notes that the primary benchmark for each of the Funds will be the S&P 500 Index. Accordingly, Registrant has replaced the Morningstar Allocation – Tactical with that benchmark and updated the benchmark performance information to conform.

Comment #63

In the second paragraph we note the following sentence:

Although the Funds and the respective Composites have substantially similar investment objectives, policies and investment strategies, differences in asset size and cash flows may result in differences in security selection, relative weightings or differences in the price paid for certain securities. As such, the investments held by a Fund may not be

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identical to the investments held by the respective Composite and the future performance of the Funds will differ from the performance of the Composites.

Please explain why. Is it a difference in securities selection?

Response #63

The Registrant has deleted the sentence and after consultation with the Adviser modified the paragraph as follows:

The historical performance data for each Composite should not be considered a substitute for the respective Fund’s performance, and should not be considered an indication of the Fund’s future performance. You should not assume that the Fund will have the same performance as the respective Composite. An investment in the Funds can lose value. The Composites include accounts that are not registered under the Investment Company Act of 1940 (the “1940 Act”), and therefore are not subject to certain investment restrictions, diversification requirements, and other regulatory requirements imposed by the 1940 Act or by the Internal Revenue Code of 1986. If those accounts had been registered under the 1940 Act, the performance results might have been lower. Additionally, had the Funds been in operation during periods for which Composite performance information is shown, the Funds’ performance may have differed due to factors such as differences in cash flows into and out of the Fund, differences in fees and expenses, and differences in portfolio size. ~~Although the Funds and the respective Composites have substantially similar investment objectives, policies and investment strategies, differences in asset size and cash flows may result in differences in security selection, relative weightings or differences in the price paid for certain securities. As such, the investments held by a Fund may not be identical to the investments held by the respective Composite and the future performance of the Funds will differ from the performance of the Composites.~~

Comment #64

With respect to first paragraph following the Average Annual Return table for the Vantage 2.0 Aggressive Composite, please explain supplementally why it is appropriate to exclude certain accounts. Also discuss the number of accounts excluded and impact on the composite. How much AUM is excluded as compared to the Composites’ AUM? Provide more description of the Composites (what is included).

Response #64

Please see the response to Comment #61 above.

For the Vantage 2.0 Aggressive Composite, 3249 (87%) of accounts were included and 506 (13%) of accounts were excluded. The included accounts totaled approximately $734,750,000 (97%) and the excluded accounts totaled approximately $22,400,000 (3%). For the Vantage 3.0 Aggressive Composite, 480 (83%) of accounts were included and 95 (17%) of accounts were excluded. The included accounts totaled approximately $88,500,000 (96%) and the excluded accounts totaled approximately $3,900,000 (4%). As noted above, the Adviser confirms that the exclusion of the referenced accounts does not materially affect the reported composite performance or cause it to be misleading.

Comment #65

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With respect to third paragraph following the Average Annual Return table for the Vantage 2.0 Aggressive Composite, please highlight any differences between the Tactical Risk portfolio and the Tactical Risk ETF. Clarify why all of this information is being provided. If the target allocation is not the same, provide an analysis of why it is not misleading to include or if the differences do not alter the conclusion.

Response #65

The Registrant has deleted the third paragraph. The Adviser has represented to the Registrant that the accounts in the Vantage 2.0 Aggressive Composite and Vantage 3.0 Aggressive Composite are managed in same manner as the Tactical Risk Fund and Selective Risk Fund, respectively.

Comment #66

In the fourth paragraph following the Average Annual Return table for the Vantage 2.0 Aggressive Composite, if the actual fees and expenses of the Composite are lower than the Fund, you need to state that the use of the Fund’s expense structure would lower the performance results. We note that if there are fee variations, you are permitted to present the highest fee charged.

Response #66

The Registrant has added disclosure to the last paragraph before the related performance tables in response to this comment. Please see revisions below:

The tables below shows the calendar year annual total returns and average annual total returns since inception for each of the Composites. Net of Fees and Expenses reflects the deduction of all actual fees including management fees, custody fees, trading commissions, exchange traded fund fees and other expenses ~~management fees and trading expenses~~ (i.e., net of fees and expenses); and Gross of Fees and Expenses reflects the deduction of trading costs but does not deduct management fees (i.e., gross of fees and expenses). If the fees for the each of the Funds been used rather than those of the accounts, performance would have been lower. The tables also show returns for the S&P 500 Index ~~Morningstar Allocation-Tactical~~, [which reflects no deductions for fees, expenses, or taxes.]

Comment #67

Please apply Comments 63, 64 and 65 to the Vantage 3.0 Aggressive Composite data as well.

Response #67

Please see response to Comments 63, 64 and 65 above.

Comment #68

Please supplementally represent that the Funds have the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

March 31, 2023 Page 26

Response #68

The Adviser has confirmed to the Registrant that the Adviser has the information necessary to support the performance information disclosed in the Prospectus as required by Rule 204-2(a)(16) under the Advisers Act

Statement of Additional Information

Fundamental Investment Limitations

Comment #68

With respect to Fundamental Investment Limitation #6 regarding concentration, please supplementally confirm that the Funds take into account the holdings of the underlying ETFs for purposes of complying with their concentration policy.

Response #68

The Registrant confirms that the Funds take into account the holdings of the underlying ETFs for purposes of complying with their concentration policy

Suspension of Creations

Comment #69

In third sentence, please delete clauses (iv) and (vi). These circumstances are left over from prior exemptive relief and are no longer available after adoption of ETF Rule.

Response #69

The Registrant has deleted clauses (iv) and (vi) as requested.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum